St. Louis
The HIT is helping St. Louis meet a range of housing needs with investments in 32 projects.

Selected HIT Projects

News HIT Celebrates St. Louis Union Workers HIT Impacts in St. Louis HIT Invests $46 Million in two St. Louis Area Multifamily Projects	HIT Impacts
Projects Photo Gallery

* Figures provided by Pinnacle Economics are estimates calculated using an IMPLAN input-output model based on HIT and subsidiary Building America project data. Data current as of March 31, 2018. Since inception dates from 1984-1Q 2018. In 2017 dollars.